

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

William L. Bullock, Jr.
Executive Vice President and Chief Financial Officer
ConocoPhillips Company
925 N. Eldridge Parkway
Houston, TX 77079

>**Re: ConocoPhillips Company**
>   **Registration Statement on Form S-4**
>   **Filed May 8, 2025**
>   **File No. 333-287081**

Dear William L. Bullock Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Savannah Padgett